December 18, 2013

VIA EDGAR AND FEDERAL EXPRESS

Ms. Suzanne Hayes

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Santander Consumer USA Holdings Inc.
Registration Statement on Form S-1
Amended November 22, 2013
File No. 333-189807

Dear Ms. Hayes:

On behalf of Santander Consumer USA Holdings Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 of the Company (the “Registration Statement”).

Suzanne Hayes

December 18, 2013

Amendment No. 2 reflects certain revisions of the Registration Statement in response to the comment letter dated December 17, 2013 from the staff of the Commission (the “Staff”). Amendment No. 2 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All page references in the responses set forth below refer to pages of Amendment No. 2.

General

1.	Please note our comments on your Confidential Treatment request will be delivered under separate cover.

Response: The Company acknowledges the Staff’s comment.

About this prospectus, page ii

2.	Please limit the glossary to terms that are generally less likely to be understood by the investing public. For example, the definitions of “loans,” “loan portfolio,” “loan origination” and “loan servicing” appear to be commonly understood terms.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages ii and iii of Amendment No. 2 to remove from the subsection titled “Glossary of Selected Terms” certain terms that the Company believes are commonly understood.

Summary, page 1

3.	We note your response to comment 6. Please further revise your summary to make the risk discussion as prominent as the discussion of your strengths and strategy. For example, relocate the discussion to immediately follow the subsection titled “Our Business Strategy” and provide more details and quantification, similar to the discussion of your strengths. Alternatively, revise the discussion of your strengths to limit the discussion to the subsection headings.

Response: In response to the Staff’s comment, the Company has relocated the discussion of risk factors to immediately follow the subsection titled “Our Business Strategy” on page 5 and has revised such disclosure to include more detail.

4.

We note your response to prior comment 6. However, the basis for your belief regarding your market share and leadership position remains unclear. Please further revise your disclosure to clarify how you concluded that you are a “market share leader,” including the

Suzanne Hayes

December 18, 2013

sources upon which you have relied for this information. We specifically note a November 21, 2012 Wall Street Journal Article titled “Santander Weights IPO of U.S. Car-Finance Arm” which indicates you remain a “relatively small player in a market that approaches $700 billion in outstanding loans.”

Response: The Wall Street Journal article references a market that includes both nonprime and prime segments as of the time period of the article. The Company’s disclosure in the Registration Statement relates to the nonprime segment of the market only. In addition, since 2012, the Company has grown its market share in the nonprime segment due to the Chrysler Agreement and other relationships that the Company has developed. Nevertheless, in response to the Staff’s comment, the Company has revised the disclosure on pages 1, 42 and 80 of Amendment No. 2 to provide that the Company believes it has “achieved strong brand recognition in the nonprime vehicle finance space.”

Risk Factors, page 12

Future changes in our relationship with Santander may adversely affect our operations, page 16

5.	We note your response to the fourth bullet point of prior comment 12. Please further revise your disclosure to clarify why “Santander’s 2012 credit ratings downgrades…result[ed] in the loss of [y]our ability to commingle funds” and to indicate whether the resultant increase in your cost of funds was significant. Please also specify in your disclosure the downgrades that occurred during 2012.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 18 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition…, page 40

Chrysler Capital, page 41

6.	We note your response to comment 21 and believe the termination provisions, including the penetration rates, are material to an investor. Disclosure of these rates will allow an investor to assess the likelihood in achieving these rates. An investor’s assessment of your ability to meet the milestones and avoid termination is likely to impact his/her investment decision.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 43 of Amendment No. 2.

7.	Additionally, we note your statement that you expect the volumes to continue and remain above the targets in the agreement. Please disclose what the current penetration rate is.

Suzanne Hayes

December 18, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 43 of Amendment No. 2.

Compensation Discussion and Analysis, page 98

SCUSA Executive Incentive Program, page 102

8.	We note the revisions made in response to comment 32. However, it appears that you considered performance in comparison to targets for the metrics identified. If this is accurate, please disclose the targets. Additionally, given the varying bonus percentages for each NEO separate discussions for each NEO appears warranted. For example, please expand your discussion if a factor impacted one NEO’s bonus more heavily than another NEO’s bonus or if certain factors were considered in determining one NEO’s bonus but not another’s.

Response: In response to the Staff’s comment relating to targets for the applicable performance metrics, the Company has revised the disclosure on page 106 of Amendment No. 2 in order to disclose the relevant bonus targets for fiscal year 2013. In light of the updated disclosure provided for fiscal year 2013, the Company believes the Staff’s comment relating to how specific factors impacted the final decision with respect to NEO bonuses is no longer applicable because bonus determinations have not yet been made for fiscal year 2013.

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The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (212) 403-1378.

Sincerely,

/s/ Benjamin M. Roth
Name: Benjamin M. Roth

cc:	Jason A. Kulas
President and Chief Financial Officer
Santander Consumer USA Holdings Inc.

Enclosure